[Activision Blizzard Letterhead]

August 8, 2008

By EDGAR Submission

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn: Mr. Mark Kronforst, Accounting Branch Chief

Re:	Activision Blizzard, Inc.
Extension to Response to Comment Letter, dated July 24, 2008
Regarding Form 10-K for the Fiscal Year Ended March 31, 2008

Dear Mr. Kronforst:

Due to the timing of our quarter-end reporting cycle, please be advised that Activision Blizzard, Inc. will require a two-week extension in responding to the Staff’s comment letter dated July 24, 2008.

Sincerely,

/s/ George L. Rose

George L. Rose
Chief Legal Officer